wpdoc2\nsar\1999\112-77i.doc
4/28/99
NAME OF REGISTRANT:
Franklin California Tax-Free Income Fund, Inc.
File No. 811-2790

EXHIBIT ITEM No. 77I(b): Terms of new or amended securities

The Registrant offers three classes of shares: Franklin California Tax-Free Income Fund - Class A, Franklin California Tax-Free Income Fund - Class B and Franklin California Tax-Free Income Fund - Class C. Before January 1, 1999, Class A shares were designated Class I and Class C shares were designated Class
II. The Registrant began offering Class B shares on January 1, 1999. Additional classes of shares may be offered in the future.

Shares of each class represent proportionate interests in the assets of the Registrant and have the same voting and other rights and preferences as any other class of the Registrant for matters that affect the Registrant as a whole. For matters that only affect one class, however, only shareholders of that class may vote. Each class will vote separately on matters affecting only that class, or expressly required to be voted on separately by state or federal law.